07021618

BENFIELD

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549

February 28, 2007

SUPPL

RECEIVED
MAR 0 7 2007
185

Re: Benfield Group Limited (File No. 82-34726)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the US. Securities Exchange of 1934

Ladies and Gentlemen:

On behalf of Benfield Group Limited (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company, since May 27, 2004 (i) made or became required to make public pursuant to the laws of Bermuda; (ii) filed or became required to file with the UKLA or the LSE (and which was or will be made public thereby); or (iii) distributed or became required to distribute to its security holders:

Allotment minute dated 1 December 2006
Announcement re: Notification of Major Interests dated 8 December 2006
Announcement re: Director/PDMR Shareholding dated 8 December 2006
Allotment minute dated 13 December 2006
Allotment minute dated 13 December 2006
Announcement re: Notification of Major Interests dated 13 December 2006
Allotment minute dated 14 December 2006
Announcement re: Notification of Major Interests dated 14 December 2006
Announcement re: Notification of Major Interests dated 15 December 2006
Allotment minute dated 19 December 2006
Allotment minute dated 20 December 2006
Announcement re: Total Voting Rights dated 28 December 2006
Allotment minute dated 29 December 2006
Allotment minute dated 2 January 2007
Allotment minute dated 2 January 2007
Allotment minute dated 3 January 2007
Allotment minute dated 3 January 2007
Allotment minute dated 3 January 2007
Allotment minute dated 5 January 2007
Allotment minute dated 11 January 2007
Announcement re: Notification of Major Interests dated 17 January 2007
Announcement re: Total Voting Rights dated 22 January 2007
Announcement re: Notification of Major Interests dated 26 January 2007
Announcement re: Total Voting Rights dated 1 February 2007
Announcement re: Additional Listing dated 9 February 2007

PROCESSED
MAR 0 9 2007
THOMSON
FINANCIAL

Dlw 3/8

Announcement re: Blocklisting Six Monthly Return dated 13 February 2007

If you should have any questions or comments, please call the undersigned at +44 (0)20 7522 4040

Very truly yours,

Jenny Hermon
Company Secretariat

Enclosures

50112630v1

Benfield Group Limited

Minutes of a Board meeting
held on Friday 1 December 2006
at 55 Bishopsgate London EC2N 3BD

Present: D J Coldman
J L P Whiter

In attendance: M Cain (as Secretary)

1. Share Allotment – 2002 Incentive Plan

It was reported that, under the 2002 Incentive Plan, a total of 4,386 options are being exercised in accordance with the rules of the Plan. As at 1 December 2006 these options are to be allotted to the individual detailed below as Common Shares of £0.01 each:-

Resolved:

Marc Lauricella – 4,386 Common Shares of 1p each

The Secretary is to instruct the Registrars to issue the relevant share certificate.

There being no further business the meeting was closed.

....
Director

Regulatory Announcement

Go to market news section

Free annual report

Company	Benfield Group Limited
TIDM	BFD
Headline	Holding(s) in Company
Released	11:33 08-Dec-06
Number	5280N

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Benfield Group Limited

2. Name of shareholder having a major interest

FMR Corp and Fidelity International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholders in 2 above and their direct and indirect subsidiaries, both being non-beneficial holders.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Nominee/Registered Name	Management Company	Shares Held
JP Morgan Chase Bank	FPM	3,214,343
Northern Trust London	FPM	1,182,721
State Str Bk and Tr Co Lndn	FPM	800,362
Mellon Bank	FPM	404,800
Bank of New York Brussels	FPM	160,300
HSBC Bank plc	FPM	288,106
JP Morgan Bournemouth	FPM	1,277,566
Bankers Trust Company	FPM	4,200
Midland Securities Services	FPM	1,900
JP Morgan Chase Bank	FMRCO	11,744,057
State Str Bk and Tr Co Lndn	FMRCO	592,937
Brown Brothers Harriman and Co	FMRCO	2,276,800
Northern Trust Co	FMRCO	950,000
JP Morgan Bournemouth	FISL	2,723,950
Brown Bros Harrimn Ltd Lux	FIL	19,500
JP Morgan Bournemouth	FIL	581,257
Bank of New York Europe Ldn	FII	615,800
JP Morgan Bournemouth	FII	204,000

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares / amount of stock disposed

2,456,916

8. Percentage of issued class

1.08%

9. Class of security

Common Shares of 1p each

10. Date of transaction

Not disclosed

11. Date company informed

7 December 2006

12. Total holding following this notification

27,042,599

13. Total percentage holding of issued class following this notification

11.95%

14. Any additional information

Notification results from the notifying parties holding changing by more than 1% of the company's issued share capital.

15. Name of contact and telephone number for queries
Jenny Hermon – 0207 522 4040

16. Name and signature of authorised company official responsible for making this notification
Michael Cain

Date of notification
8 December 2006

END

Close

Benfield Group Ld - Director/PDMR Shareholding

Benfield Group Limited
08 December 2006

8 December 2006

Benfield Group Limited

Benfield Group Limited ('Benfield' or the 'Group') announces that on 7 December 2006 the trustees of the Benfield Group 1998 Employee Benefit Trust (the Trust') acquired a total of 944,683 1p common shares at a price of 337p per common share, to be held for the benefit of the Group's employees. The executive directors of Benfield Group Limited and its subsidiaries are deemed to have an interest in shares in Benfield Group Limited held by the Trust, by virtue of their status as potential beneficiaries under the Trust.

End

For further information, please contact:

Investors & Analysts		
Julianne Jessup	Benfield	+44 (0)20 7578 7425
Robert Bailhache	Financial Dynamics	+44 (0)20 7269 7200
Media		
David Bogg	Benfield	+44 (0)20 7522 4016
Peter Rigby	Haggie Financial	+44 (0)20 7417 8989

Benfield is the world's leading independent reinsurance and risk intermediary. Its customers include many of the world's major insurance and reinsurance companies as well as government entities and global corporations. Benfield operates from more than 40 locations worldwide. The company is listed on the London Stock Exchange under the ticker symbol BFD. www.benfieldgroup.com

This information is provided by RNS
The company news service from the London Stock Exchange

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Wednesday 13 December 2006 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	(Chairman)
In attendance:	M Cain	(as Secretary)

1. **Share Allotment**

It was reported that, under the 2002 Incentive Plan, a total of 31,384 DSU's have vested and distributed in accordance with the Rules of the Plan as follows:-

Rob Bredahl – 31,384 Common Shares of 1p Each

Resolved:

That a total of 31,384 shares be allotted to Merrill Lynch International Crest account as detailed below as Depositary Interests:-

Crest Participant: 686

Account: MAIN

The Secretary is to instruct the Registrars to make the necessary allotment.

....

Director

Benfield Group Limited

Extract of the Minutes of a Board meeting held on Wednesday 13 December 2006 at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	(Chairman)
In attendance:	M Cain	(as Secretary)

1. **Share Allotment**

It was reported that, under the 2002 Incentive Plan, a total of 626,839 DSU's have vested and distributed in accordance with the Rules of the Plan. These DSU's are to be allotted as at 13 December 2006 to the individuals detailed on the attached schedule as Common Shares of £0.01 Each.

Resolved:

That the shares be allotted to the individual concerned as follows:-

See attached schedule.

The Secretary is to instruct the Registrars to issue the relevant share certificate.

....

Director

2002 Incentive Plan Register - US Participants.

IVC	Surname	Christian Name	Vesting 06/12/06 Distributing 12/13/06
24999	Anderson	Brian	20,792
15044	Boulay	Ann	1,111
12691	Brinkman	David	21,578
15068	Cameron	David	31,384
15071	Campbell	Philip	9,809
15083	Campion	Kevin	39,230
25049	Chandler	Peter	3,750
15095	Collett	Thomas	21,578
15100	Davey	Siobhan	2,223
19730	Dougherty	Arthur	3,923
15124	Dowd	John	11,769
9503	Duffield	Robert	3,923
15163	Fest	Scott	3,889
15175	Fleischhacker	William Benedict	11,769
15187	Flum	Ralph	31,384
20060	Galleger	Steven	3,334
15199	Gluck	Jeremy	16,668
25607	Goldberg	Steven	11,769
15204	Gulbransen	Wade	8,334
25062	Haug	Gregory	557
20310	Hedegaard	Joan	1,111
15216	Hewitt	Charles	31,250
12688	Hickey	Jack	11,769
15228	Johnson	Linda	39,230
15243	Keane	Robert	3,923
15267	Lamere	Larry	15,692
15279	Lauricella	Marc	7,846
28734	Malloy	Daniel	47,076
15007	Messenger	Gregory	15,692
15347	Murphy	Peter	19,615
15359	Niggeman	Peter	31,384
21520	O'Keefe	Daniel	19,615
21556	Olson	Robert	1,111
21743	Pietrzak	Brian	557
12438	Pogorzelski	James	15,692
21780	Poston	Paul	557
21811	Provenzale	Anthony	11,769
21859	Radonich	Milan	23,538
22002	Rutledge	John	3,923
22118	Saul	Ryan	557
25181	Schugel	Theresa	7,846
25193	Schwegman	Christine	557
15450	Strenge	Scott	3,334
5318	Swallow	Rupert	15,692
15462	Taylor	Philip	21,578
15474	TeHennepe	James	834
15486	Thomforde	Karl	2,223
15498	Traetow	Kevin	10,201
25210	Vance	Kevin	557
22830	Wallick	Kenneth	557
15505	Weringa	Patricia	1,111
15517	Wilkins	Marie	1,668
			626,839

Benfield Group Ld - Holding(s) in Company

Benfield Group Limited
13 December 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Benfield Group Limited

2. Name of shareholder having a major interest

FMR Corp and Fidelity International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholders in 2 above and their direct and indirect subsidiaries, both being non-beneficial hol

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Nominee/Registered Name	Management Company	Shares Held
State Str Bk and Tr Co Lndn	FMTC	
Northern Trust London	FPM	1,0
State Str Bk and Tr Co Lndn	FPM	7
Mellon Bank	FPM	
Bank of New York Brussels	FPM	1
HSBC Bank plc	FPM	2
JP Morgan Bournemouth	FPM	1,1
Bankers Trust Company	FPM	
Midland Securities Services	FPM	
JP Morgan Chase Bank	FMRCO	14,4
State Str Bk and Tr Co Lndn	FMRCO	6
Brown Brothers Harriman and Co	FMRCO	2,4
Northern Trust Co	FMRCO	7
JP Morgan Bournemouth	FISL	1,8
Brown Bros Harrimn Ltd Lux	FIL	
JP Morgan Bournemouth	FIL	4
Bank of New York Europe Ldn	FII	3
JP Morgan Bournemouth	FII	1

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares / amount of stock disposed

2,504,100

8. Percentage of issued class

1.1%

9. Class of security

Common Shares of 1p each

10. Date of transaction

Not disclosed

11. Date company informed

12 December 2006

12. Total holding following this notification

24,538,499

13. Total percentage holding of issued class following this notification

10.79%

14. Any additional information

Notification results from the notifying parties holding changing by more than 1% of the company's issued share capital.

15. Name of contact and telephone number for queries
Jenny Hermon - 0207 522 4040

16. Name and signature of authorised company official responsible for making this notification
Michael Cain

Date of notification
13 December 2006

Benfield Group Limited

Minutes of a Board meeting
held on Thursday 14 December 2006
at 55 Bishopsgate London EC2N 3BD

Present: D J Coldman
J L P Whiter

In attendance: M C Cain (as Secretary)

1. Share Allotment – 2002 Incentive Plan & 2003 PIP

It was reported that, under the 2003 PIP, a total of 65,000 options are being exercised in accordance with the rules of the Plan as follows:-

Clive Butcher – 40,000 Common Shares of 1p Each
Mark Sleet – 25,000 Common Shares of 1p Each

Resolved

That a total of 65,000 shares be allotted to Vidacos Nominees Limited CREST account as detailed below as Common Shares of £0.01 each:-

Crest participant: BA01F
Account: FGN

The Secretary is to instruct the Registrars to make the necessary allotment.

There being no further business the meeting was closed.

....
Director

Benfield Group Ld - Holding(s) in Company

Benfield Group Limited
14 December 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Benfield Group Limited

2. Name of shareholder having a major interest

Artisan Partners Limited Partnership

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholders in 2 above and their direct and indirect subsidiaries, both being non-beneficial holders.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited - 11,356,361 shares
The Bank of New York Nominees Limited - 4,053,956 shares
Mellon Trust - 962,541 shares
Brown Brothers Harriman - 529,118 shares
Chase Nominees Limited - 80,962 shares

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

Not applicable

8. Percentage of issued class

Not applicable

9. Class of security

Common Shares of 1p each

10. Date of transaction

12 December 2006

11. Date company informed

13 December 2006

12. Total holding following this notification

16,982,938

13. Total percentage holding of issued class following this notification

7.48%

14. Any additional information

Notification results from the notifying parties holding above 3% of the Company's issued share capital and a change of 1% in holdings

15. Name of contact and telephone number for queries

Jenny Hermon - 0207 522 4040

16. Name and signature of authorised company official responsible for making this notification

Jenny Hermon - Company Secretariat

Date of notification

14 December 2006

Benfield Group Ld - Holding(s) in Company

Benfield Group Limited
15 December 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Benfield Group Limited

2. Name of shareholder having a major interest

FMR Corp and Fidelity International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholders in 2 above and their direct and indirect subsidiaries, both being non-beneficial holders.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Nominee/Registered Name	Management Company	Shares Held
State Str Bk and Tr Co Lndn	FMTC	7,300
Northern Trust London	FPM	860,721
State Str Bk and Tr Co Lndn	FPM	786,662
Mellon Bank	FPM	28,800
Bank of New York Brussels	FPM	43,400
HSBC Bank plc	FPM	256,406
JP Morgan Bournemouth	FPM	1,125,466
Bankers Trust Company	FPM	4,200
Midland Securities Services	FPM	1,900
JP Morgan Chase Bank	FMRCO	14,480,057
State Str Bk and Tr Co Lndn	FMRCO	497,437
Brown Brothers Harriman and Co	FMRCO	2,479,743
Northern Trust Co	FMRCO	198,900
JP Morgan Bournemouth	FISL	1,012,596
Brown Bros Harrimn Ltd Lux	FIL	19,500
JP Morgan Bournemouth	FIL	347,957
Bank of New York Europe Ldn	FII	95,700
JP Morgan Bournemouth	FII	31,700

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares / amount of stock disposed

2,260,054

8. Percentage of issued class

1%

9. Class of security

Common Shares of 1p each

10. Date of transaction

Not disclosed

11. Date company informed

15 December 2006

12. Total holding following this notification

22,278,445

13. Total percentage holding of issued class following this notification

9.79%

14. Any additional information

Notification results from the notifying parties holding changing by more than 1% of the company's issued share capital.

15. Name of contact and telephone number for queries
Jenny Hermon - 0207 522 4040

16. Name and signature of authorised company official responsible for making this notification
Michael Cain

Date of Notification
15 December 2006

Benfield Group Limited

Minutes of a Board meeting
held on Tuesday 19 December 2006
at 55 Bishopsgate London EC2N 3BD

Present: D J Coldman
J L P Whiter

In attendance: M C Cain (as Secretary)

1. **Share Allotment – 2002 Incentive Plan & 2003 PIP**

It was reported that, under the 2003 PIP, a total of 41,666 options are being exercised in accordance with the rules of the Plan as follows:-

Mark Higgins – 41,666 Common Shares of 1p Each

Resolved

That a total of 41,666 shares be allotted to Vidacos Nominees Limited CREST account as detailed below as Common Shares of £0.01 each:-

Crest participant: BA01F
Account: FGN

The Secretary is to instruct the Registrars to make the necessary allotment.

There being no further business the meeting was closed.

....
Director

Benfield Group Limited

Minutes of a Board meeting
held on Wednesday 20 December 2006
at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	
In attendance:	M C Cain	(as Secretary)

1. Share Allotment – 2002 Incentive Plan & 2003 PIP

It was reported that, under the 2002 Incentive Plan, a total of 7,500 options are being exercised in accordance with the rules of the Plan as follows:-

Richard Pike – 7,500 Common Shares of 1p Each

Resolved

That a total of 7,500 shares be allotted to Vidacos Nominees Limited CREST account as detailed below as Common Shares of £0.01 each:-

Crest participant: BA01F
Account: FGN

The Secretary is to instruct the Registrars to make the necessary allotment.

There being no further business the meeting was closed.

....
Director

Benfield Group Ld - Total Voting Rights

Benfield Group Limited
28 December 2006

Benfield Group Limited

Total Voting Rights

In conformity with the Transparency Directive's transitional provision 6, Benfield Group Limited (the 'Company') notifies the market of the following:

As at 28 December 2006, the issued share capital and voting rights attaching to shares in the Company are as follows:

Class of share	Total number of shares in issue	Number of voting rights attached to each share	Total number of voting rights for each class
Common 1p Shares	227,546,802	1	227,546,802
Cumulative Redeemable Convertible Preference Shares	20,000,000	None	0
Total Voting Rights			227,546,802

The above total voting rights figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interests in, or a change to their interest in, the Company in accordance with the Company's bye-laws and/or the FSA's Disclosure and Transparency Rules.

Benfield is the world's leading independent reinsurance and risk intermediary. Its customers include many of the world's major insurance and reinsurance companies as well as government entities and global corporations. Benfield operates from more than 40 locations worldwide. The company is listed on the London Stock Exchange under the ticker symbol BFD. www.benfieldgroup.com

This information is provided by RNS
The company news service from the London Stock Exchange GBDDGUDGGLI

Benfield Group Limited

Minutes of a Board meeting
held on Friday 29 December 2006
at 55 Bishopsgate London EC2N 3BD

Present: D J Coldman
G D Chilton

In attendance: M R Cain (as Secretary)

1. Share Allotment – 2003 Performance Incentive Plan ('the Plan')

It was reported that, under the 2003 Performance Incentive Plan, a total of 150,000 options are being exercised in accordance with the rules of the Plan as follows:-

Jeremy England Lee – 150,000 Common Shares of 1p each at an exercise price of 1 penny per Common Share.

Resolved

That a total of 150,000 shares be allotted to Vidacos Nominees Limited CREST account as detailed below as Common Shares of £0.01 each:-

Crest participant: BA01F
Account: FGN

The Secretary is to instruct the Registrars to make the necessary allotment.

There being no further business the meeting was closed.

....
Director

CONFIDENTIAL

Benfield Group Limited

Minutes of a Board meeting
held on Tuesday 2 January 2007
at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	
In attendance:	M C Cain	(as Secretary)

1. Share Allotment – 2002 Incentive Plan & 2003 PIP

It was reported that, under the 2003 PIP, a total of 444,444 options are being exercised in accordance with the rules of the Plan as follows:-

Clive Green – 444,444 Common Shares of 1p Each

Resolved

That a total of 444,444 shares be allotted to Vidacos Nominees Limited CREST account as detailed below as Common Shares of £0.01 each:-

Crest participant: BA01F
Account: FGN

The Secretary is to instruct the Registrars to make the necessary allotment.

There being no further business the meeting was closed.

....
Director

Benfield Group Limited

Minutes of a Board meeting held on Tuesday 2 January 2007 at 55 Bishopsgate London EC2N 3BD

Present: D J Coldman
J L P Whiter

In attendance: M C Cain (as Secretary)

1. Share Allotment – 2002 Incentive Plan

It was reported that, under the 2002 Incentive Plan, a total of 25,000 options are being exercised in accordance with the rules of the Plan. As at 2 January 2007 these options are to be allotted to the individual detailed below as Common Shares of £0.01 each:-

Resolved:

Alexander Garner – 25,000 Common shares of 1p each

The Secretary is to instruct the Registrars to make the necessary allotment.

There being no further business the meeting was closed.

....
Director

Benfield Group Limited

Minutes of a Board meeting
held on Wednesday 3 January 2007
at 55 Bishopsgate London EC2N 3BD

Present:	D J Coldman J L P Whiter	
In attendance:	M C Cain	(as Secretary)

1. Share Allotment – 2002 Incentive Plan & 2003 PIP

It was reported that, under the 2003 PIP, a total of 12,500 options are being exercised in accordance with the rules of the Plan as follows:-

Mark Sleet – 12,500 Common Shares of 1p Each

Resolved

That a total of 12,500 shares be allotted to Vidacos Nominees Limited CREST account as detailed below as Common Shares of £0.01 each:-

Crest participant: BA01F
Account: FGN

The Secretary is to instruct the Registrars to make the necessary allotment.

There being no further business the meeting was closed.

....
Director

Benfield Group Limited

Minutes of a Board meeting held on Wednesday 3 January 2007 at 55 Bishopsgate London EC2N 3BD

Present: D J Coldman
J L P Whiter

In attendance: M C Cain (as Secretary)

1. **Share Allotment – 2002 Incentive Plan & 2003 PIP**

It was reported that, under the 2002 Incentive Plan, a total of 30,000 options are being exercised in accordance with the rules of the Plan as follows:-

Derek Keating – 30,000 Common Shares of 1p Each

It was reported that, under the 2003 PIP, a total of 49,722 options are being exercised in accordance with the rules of the Plan as follows:-

Derek Keating – 49,722 Common Shares of 1p Each

Resolved

That a total of **79,722** shares be allotted to WB Nominees Limited CREST account as detailed below as Common Shares of £0.01 each:-

Crest participant ID: 873
Account: CERT SLD

The Secretary is to instruct the Registrars to make the necessary allotment.

There being no further business the meeting was closed.

....
Director

CONFIDENTIAL

Benfield Group Limited

Minutes of a Board meeting
held on Wednesday 3 January 2007
at 55 Bishopsgate London EC2N 3BD

Present: D J Coldman
J L P Whiter

In attendance: M C Cain (as Secretary)

1. **Share Allotment – 2002 Incentive Plan & 2003 PIP**

It was reported that, under the 2002 Incentive Plan, a total of 12,000 options are being exercised in accordance with the rules of the Plan as follows:-

Tom Kenyon – 12,000 Common Shares of 1p Each

Resolved

That a total of 12,000 shares be allotted to Vidacos Nominees Limited CREST account as detailed below as Common Shares of £0.01 each:-

Crest participant: 30XMH
Account: SSB1

The Secretary is to instruct the Registrars to make the necessary allotment.

There being no further business the meeting was closed.

....
Director

Benfield Group Limited

Minutes of a Board meeting
held on Friday 5 January 2007
at 55 Bishopsgate London EC2N 3BD

Present: D J Coldman
J L P Whiter

In attendance: M C Cain (as Secretary)

1. Share Allotment – 2002 Incentive Plan & 2003 PIP

It was reported that, under the 2002 Incentive Plan, a total of 15,000 options are being exercised in accordance with the rules of the Plan as follows:-

Nicholas Daryl Anning – 15,000 Common Shares of 1p Each

It was reported that, under the 2003 PIP, a total of 49,722 options are being exercised in accordance with the rules of the Plan as follows:-

Nicholas Daryl Anning – 49,722 Common Shares of 1p Each

Resolved

That a total of 64,722 shares be allotted to TD Waterhouse Nominees (Europe) Limited CREST account as detailed below as Common Shares of £0.01 each:-

Crest participant ID: 277
Account: CESREG

The Secretary is to instruct the Registrars to make the necessary allotment.

There being no further business the meeting was closed.

....
Director

Benfield Group Limited

**Minutes of a Board meeting
held on Thursday 11 January 2007
<u>at 55 Bishopsgate London EC2N 3BD</u>**

Present:	D J Coldman J L P Whiter	
In attendance:	M C Cain	(as Secretary)

1. **Share Allotment – 2002 Incentive Plan & 2003 PIP**

It was reported that, under the 2002 Incentive Plan, a total of 40,000 options are being exercised in accordance with the rules of the Plan. As at 11 January 2007 these options are to be allotted to the individual detailed below as Common Shares of £0.01 each:-

Resolved:

Koebi Eugster (IVC 23462) – 40,000 Common Shares of 1p each

The Secretary is to instruct the Registrars to issue the relevant share certificate

There being no further business the meeting was closed.

....
Director

Benfield Group Ld - Holding(s) in Company

Benfield Group Limited
17 January 2007

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Benfield Group Limited

2. Name of shareholder having a major interest

Deccan Value Advisors L.P.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial investment manager holding

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Deccan Value Advisors L.P.

5. Number of shares / amount of stock acquired

Not applicable

6. Percentage of issued class

Not applicable

7. Number of shares / amount of stock disposed

555,000

8. Percentage of issued class

0.24%

9. Class of security

Common Shares of 1p each

10. Date of transaction

Not applicable

11. Date company informed

16 January 2007

12. Total holding following this notification

13,216,000

13. Total percentage holding of issued class following this notification

5.79%

14. Any additional information

Notification results from the notifying parties holding below 6% of the Company's issued share ca

15. Name of contact and telephone number for queries

Mike Cain - 0207 522 3943

16. Name and signature of authorised company official responsible for making this notification

Mike Cain - Head of Company Secretariat

Date of notification

17 January 2007

Benfield Group Ld - Total Voting Rights

Benfield Group Limited
22 January 2007

Benfield Group Limited

Total Voting Rights

In conformity with the Transparency Directive's transitional provision 6, Benfield Group Limited (the 'Company') notifies the market of the following:

It is confirmed that the issued share capital of Benfield Group Limited has increased by 828,388 Common shares as at 19 January 2007. Consequently, at 20 January 2007, the issued share capital and voting rights attaching to shares in the Company are as follows:

Class of share	Total number of shares in issue	Number of voting rights attached to each share	Total number of voting rights for each class
Common 1p Shares	228,375,190	1	228,375,190
Cumulative Redeemable Convertible Preference Shares	20,000,000	None	0
Total Voting Rights			228,375,190

The above total voting rights figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interests in, or a change to their interest in, the Company in accordance with the Company's bye-laws and/or the FSA's Disclosure and Transparency Rules.

Benfield is the world's leading independent reinsurance and risk intermediary. Its customers include many of the world's major insurance and reinsurance companies as well as government entities and global corporations. Benfield operates from more than 40 locations worldwide. The company is listed on the London Stock Exchange under the ticker symbol BFD. www.benfieldgroup.com

This information is provided by RNS
The company news service from the London Stock Exchange

Benfield Group Ld - Holding(s) in Company

Benfield Group Limited
26 January 2007

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Benfield Group Limited

2. Name of shareholder having a major interest

Deccan Value Advisors L.P.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial investment manager holding

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Deccan Value Advisors L.P.

5. Number of shares / amount of stock acquired

850,000

6. Percentage of issued class

0.37%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

Common Shares of 1p each

10. Date of transaction

23 January 2007

11. Date company informed

26 January 2007

12. Total holding following this notification

14,066,000

13. Total percentage holding of issued class following this notification

6.16%

14. Any additional information

Notification results from the notifying parties holding above 6% of the Company's issued share ca

15. Name of contact and telephone number for queries

Mike Cain - 0207 522 3943

16. Name and signature of authorised company official responsible for making this notification

Mike Cain - Head of Company Secretariat

Date of notification

26 January 2007

Benfield Group Ld - Total Voting Rights

Benfield Group Limited
01 February 2007

Benfield Group Limited

Total Voting Rights

In conformity with the FSA's Disclosure and Transparency Rules, Benfield Group Limited (the 'Company') notifies the market of the following:

As at 1 February 2007, there has been no change in the Company's issued share capital and/or voting rights since the Company's previous announcement on 22 January 2007.

Accordingly, the issued share capital and voting rights of the Company remain as follows:

Class of share	Total number of shares in issue	Number of voting rights attached to each share	Total number of voting rights for each class
Common 1p Shares	228,375,190	1	228,375,190

The above total voting rights figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interests in, or a change to their interest in, Benfield Group Limited under the Company's bye-laws and/or the FSA's Disclosure and Transparency Rules.

Benfield is the world's leading independent reinsurance and risk intermediary. Its customers include many of the world's major insurance and reinsurance companies as well as government entities and global corporations. Benfield operates from more than 40 locations worldwide. The company is listed on the London Stock Exchange under the ticker symbol BFD. www.benfieldgroup.com

This information is provided by RNS
The company news service from the London Stock Exchange

Benfield Group Ld - Additional Listing

Benfield Group Limited
09 February 2007

BENFIELD GROUP LIMITED

Benfield, the world's leading independent reinsurance and risk intermediary, has announced today that an application has been made to the UK Listing Authority and the London Stock Exchange for an Additional Listing of 735,692 Common shares of £0.01 each allotted under the 2003 Performance Incentive Plan and a Block Listing of 4,264,308 Common shares to trade on the London Stock Exchange. These shares will be admitted to the Official List upon issuance. These shares will rank pari passu with the existing issued shares of the Company.

The Block Listing is pursuant to potential issuance under the following scheme:-

4,264,308 Common shares under the 2003 Performance Incentive Plan

The current issued share capital is 228,375,190 Common shares of £0.01 each. The enlarged issued share capital pursuant to the potential issuance will be 232,639,498 Common shares.

/ends....

For further information, please contact:

Investor & Analysts		
Julianne Jessup	Benfield	+44 (0)20 7578 7425
Robert Bailhache	Financial Dynamics	+44 (0)20 7269 7200
Media		
David Bogg	Benfield	+44 (0)20 7522 4016
Peter Rigby	Haffie Financial	+44 (0)20 7417 8989

Benfield Group Ld - Blocklisting Interim Review

Benfield Group Limited
13 February 2007

BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 13 February 2007

1. Name of applicant:

Benfield Group Limited

2. Name of scheme

(1) 1998 Share Option Plan

(2) 2001 Deferred Share Unit ('DSU') Retention Plan

(3) 2002 Incentive Plan

(4) 2003 Performance Incentive Plan

3. Period of return:

From 13/08/2006 To 12/02/2007

4. Balance under scheme from previous return:

(1) 3,145,743

(2) 1,109,570

(3) 6,347,348

(4) 371,088

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

(1) Nil

(2) Nil

(3) Nil

(4) 5,000,000

6. Number of securities issued/allotted under scheme during period:

(1) Nil

(2) Nil

(3) 1,225,635

(4) 1,106,780

7 Balance under scheme not yet issued/allotted at end of period

(1) 3,145,743

(2) 1,109,570

(3) 5,121,713

(4) 4,264,308

8. Number and class of securities originally listed and the date of admission

(1) 5,060,743 11 February 2006

(2) 2,084,360 11 February 2006

(3) 2,854,897 11 February 2006

9. Total number of securities in issue at the end of the period

228,375,170

Name of contact Jenny Hermon

Address of contact Benfield Group Ltd, 55 Bishopsgate, London

Telephone number of contact 0207 578 7000

Signed by ....

Director/company secretary/suitably experienced employee/duly authorised officer, for and on behalf of

Name of applicant ....

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

This information is provided by RNS